

December 10, 2010

Mr. Dwight L. Dunlap
Chief Financial Officer and Treasurer
Natural Resource Partners L.P.
601 Jefferson, Suite 3600
Houston, Texas 77002

> **Re:** **Natural Resource Partners L.P.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-31465**

Dear Mr. Dunlap:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

2. Significant Accounting Policies Update

Intangible Assets, page 7

1. We note your disclosure of the change in method of amortization for your intangible assets to use the greater of straight-line over the remaining useful life or the unit-of-production method. It appears that you have accounted for this change in amortization method as a change in accounting estimate under FASB ASC 250-10-45-18. A change in

accounting estimate is defined by the FASB as resulting from the receipt of new information. Please describe the new information management became aware of that resulted in this change in amortization methods. In addition, please support your statement that the change "more accurately reflects the future benefits of the assets." Your response should also address why the new method is based on the greater of the use of the straight-line method or unit-of-production method rather than the use of a single method of amortization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief